Peter J. Goodman · 2nd

Chief Executive Officer, Kazoo

Washington, District of Columbia, United States ·
500+ connections · **Contact info**

 **Kazoo**

 **The Johns Hopkins University**

Experience

 **Kazoo**
1 yr 8 mos

Chief Executive Officer
Full-time
Jun 2020 – Present · 6 mos
Washington D.C. Metro Area

Visionary leader, oversee all day-to-day operations of Kazoo - a mobile SaaS app company tha
enhances business and peoples' safety. Lead and manage product development across
multiple teams – UI/UX design, oversee quality assurance testing and manage product release
schedule; set strategic direction, corporate and product messaging, engaging in channel
partnerships and investor relations; re-branded company; re-engineered and overhauled
technology; manage product road map and digital marketing initiatives; manage channel
partner relationships.

President & Chief Operating Officer
Full-time
Apr 2019 – Jun 2020 · 1 yr 3 mos
Washington, DC

CEO & Cofounder

Gut Instinct Creative · Self-employed
Oct 2008 – May 2020 · 11 yrs 8 mos
Washington, DC

As founder and CEO, grew an award-winning creative services and web development company serving both large corporations and nonprofit organizations across the healthcare, technology, financial, legal and education sectors; interface with clients, oversee project management, work with product development team in architecting and designing custom web-bas ...see mor



President & COO

SelectLeaders · Full-time
Sep 2005 – Apr 2007 · 1 yr 8 mos
New York City

While serving as President & COO, built the first and only industry-wide professional real estate employment destination, a unique alliance of the real estate industry's top professional associations and trade organizations. Today the network generates 9 million annual page views, receives 450,000+ annual job applications and has 300,000+ registered prof ...see mor

CEO, Founder

MyJobCoach · Full-time
Mar 2001 – Jul 2005 · 4 yrs 5 mos
Washington D.C. Metro Area

Founded and launched an ASP online career development and coaching company that served more than one million members and thirty associations; clients included the American Public Health Association, the American Society of Mechanical Engineering, American Chemical Society and the American Society of Association Executives; implemented and main ...see mor

CEO & Founder

MSI Software, Inc. · Full-time
Sep 1993 – Aug 2000 · 7 yrs
Fairfax, VA

Founded and grew an international software development company that produced staff scheduling software used by more 1,200 medical institutions. Oversaw marketing, client services, engineering and finance departments; personally secured over 350 contracts with leading medical groups and healthcare institutions (targeted influential physicians ai ...see mor

Education



The Johns Hopkins University

Master's Degree, Writing
Activities and Societies: Novels, Screenplays





Washington University in St. Louis
Bachelor's Degree, Political Science, Minor in Architecture
Activities and Societies: Men's Tennis Team, Member of Sigma Alpha Epsilon

Skills & endorsements

Entrepreneurship · 12

Fernando Polti and 11 connections have given endorsements for this skill

Start-ups · 9

Fernando Polti and 8 connections have given endorsements for this skill

Marketing · 10



Endorsed by **Marilyn Borysek, who is highly skilled at this**

Show more

Accomplishments

1 **Language**
English

1 **Publication**
Win-Win Career Negotiations

Interests



New York Venture Community
23,823 members



New Routes to Funding - ICOs,
44,874 members



Guy Kawasaki
Chief evangelist of Canva and podcaster
3,086,876 followers



Christopher M. Schroeder
Internet/Media CEO; Venture Investo
811,755 followers



The Johns Hopkins University
216,419 followers



Arianna Huffington
Founder and CEO at Thrive Global
9,546,199 followers

See all